UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2024	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

Number	:	Tel.80/UM 000/DCI-M0200000/2024

Jakarta,	August 5, 2024

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	PT Telkom Infrastruktur Indonesia Officially Manages Telkom's Connectivity Network Operations

Dear Sir/Madam,

In compliance with Article 2 Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-Mail: investor@telkom.co.id

1.	Information or Material Facts	PT Telkom Infrastruktur Indonesia Officially Manages Telkom's Connectivity Network Operations.
2.	Date	August, 1 2024.
3.	Description

PT Telkom Infrastruktur Indonesia (PT TIF) is a subsidiary that are controlled by of PT Telkom Indonesia (Persero) Tbk, established on December 8, 2023. As part of our Five Bold Moves (5BM) Initiative, PT TIF officially commenced the end-to-end operation of TelkomGroup’s connectivity network through the Managed Service Agreement (MSA) on August 1, 2024.

Prior to its operations, PT TIF has conducted a gradual and careful preparation including operational simulations or dry run in several locations. With the management of Telkom's network operations now run by PT TIF, the company is entering a transition stage in the third quarter of 2024 which will be followed by a planned product commercialization plan in the fourth quarter of 2024.

PT TIF’s operations are expected to enhance the efficiency and quality of Telkom's fiber network infrastructure management, allowing it to serve not only Telkom Group but also other parties through network sharing arrangement with due regard to the applicable regulations.

4.	The Impact of the Events	With the commencement of PT TIF operations, TelkomGroup's network infrastructure will be managed and operated end-to-end by PT TIF through a Managed Service Agreement (MSA).
5.	Others	The management of this connectivity network infrastructure did not have a material impact on the Telkom's operational, legal, financial condition, or business continuity.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Octavius Oky Prakarsa

Octavius Oky Prakarsa

VP Investor Relations